March 22, 2012

JEFFREY VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    Proofpoint, Inc.
    Registration Statement on Form S-1
    File No. 333-178479

Ladies and Gentlemen:

        On behalf of Proofpoint, Inc. (the "Company"), and in connection with the submission of a letter dated January 25, 2012 (the "First Response Letter") in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated January 10, 2012, relating to the Registration Statement on Form S-1 (File No. 333-178479) originally filed by the Company with the Securities and Exchange Commission on December 14, 2011 (the "Registration Statement") and most recently amended by Amendment No. 2 filed on February 29, 2012 ("Amendment No. 2"), we submit this supplemental letter to further address comment 3 of the First Response Letter.

        Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company's request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

        The Company advises the Staff that the Company currently estimates a preliminary price range of $* * * and $* * * per share for this offering on a pre-split basis. This estimated price range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed offering, including discussions that took place on March 17, 2012 between senior management of the Company and representatives of Credit Suisse Securities

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

Securities and Exchange Commission
Division of Corporation Finance
March 22, 2012

(USA) LLC and Deutsche Bank Securities Inc., the lead underwriters. For your reference, on a post-split basis, after giving effect to the proposed 1-for-2 reverse stock split, the price range is expected to be between $* * * and $* * *. The Company also notes that it currently expects to include a $2.00 price range within this range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company.

        Prior to March 17, 2012, the Company had not held specific discussions with the underwriters regarding the possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company's common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company's business, such as remaining a privately held company.

        The Company expects to include the price range, and the size of the reverse stock split, in an amendment to the Registration Statement that would shortly precede the commencement of the Company's road show process. We are providing this information to you supplementally to facilitate your review process.

        We supplementally advise the Staff that, as described beginning on page 68 of Amendment No. 2, the Company regularly performs contemporaneous valuations of the Company's common stock to assist the Company's Board of Directors (the "Board") in its determination of the common stock's fair value for purposes of granting stock options. The Board considers numerous objective and subjective factors, including the factors set forth on page 68 of Amendment No. 2, the Company's initial public offering and the most recent valuation report prepared by an independent valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board's and management's best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

        On January 23, 2012, the Company granted options to purchase an aggregate of 1,677,100 shares of common stock to certain employees and other service providers of the Company. The Company has not granted any other equity awards following that date. At the time the option grants were approved, the Board determined that the fair value of the shares of the Company's common stock underlying such option grants was $3.99 per share. The Board based its determination of the fair value of the Company's common stock on the factors described on page 70 of the Registration Statement and on the valuation report that the Company received on December 29, 2011, from its independent valuation specialist (the "Valuation Report"), which concluded that, as of January 23, 2012, the fair market value of the Company's common stock was $3.99 per share. As described in Amendment No. 2, the Company's business enterprise value reflected a non-marketability discount of 15% based on a liquidity event expected to occur given the ongoing uncertainty of the timing of the public offering as well as increased volatility in the capital markets.

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

Securities and Exchange Commission
Division of Corporation Finance
March 22, 2012

        We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the estimated offering price and the fair value of the Company's common stock. The Company believes the difference between the fair value of its common stock on January 23, 2012, as determined by the Board, and the current preliminary price range estimated by the Company is the result of the following factors:

  •
  the increased likelihood of consummating the Company's initial public offering in the near term, particularly with the significant recent improvement in major stock market indices, assuming an April 2012 launch, pricing and close;

  •
  the preliminary pricing range necessarily assumes that the initial public offering has occurred and a public market for the Company's common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company's common stock, which was appropriately taken into account in the Board's and Compensation Committee's fair value determination in January 2012 due to the then volatility of the market during that time;

  •
  the differences in the mix and projected time periods utilized by the underwriters in their comparable company analysis discussed with the Company as compared to the metrics utilized in the valuation considered by the Board and Compensation Committee; specifically, the underwriters applied various current financial metrics to their projections of the Company's financial results and the financial results of comparable companies for 2012 and 2013; in contrast to this methodology, the analysis in the previous valuation considered by the Board and Compensation Committee estimated the fair value of the Company's common stock on both trailing financial data and, for the comparable companies used in their analysis, one year of projected financial data;

  •
  the consideration of recent financial, trading and market statistics of comparable companies and a broader set of software companies, including some that have either recently completed or currently have pending initial public offerings, discussed between the Company and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the Board and the Compensation Committee;

  •
  the Company's consideration of various objective and subjective factors in the previous fair value determination, as described above, that were not applicable to the current estimated price range; and

  •
  continued and accelerating improvement in the Company's performance, in particular, continued growth in the Company's adjusted subscription gross profit, billings, revenues and number of customers.

        Based upon all the factors discussed above, the Company advises the Staff that it believes that the description above adequately and accurately discloses the significant factors contributing to the difference between the estimated price range for the Company's initial public offering and the fair value of the Company's common stock as of January 23, 2012, the grant date of the Company's most recent stock options.

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

Securities and Exchange Commission
Division of Corporation Finance
March 22, 2012

        Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631.

                      Sincerely,

                      FENWICK & WEST LLP

                      /s/ Jeffrey Vetter

                      Jeffrey Vetter

JRV:LYD

cc:
Gary Steele, Chief Executive Officer
Paul Auvil, Chief Financial Officer
Michael T. Yang, Esq., General Counsel
 Proofpoint, Inc.

Matthew P. Quilter, Esq.
Niki Fang, Esq.
 Fenwick & West LLP

Stephane Berthier
 PricewaterhouseCoopers LLP

Robert G. Day, Esq.
 Wilson Sonsini Goodrich & Rosati, P.C.

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.